Dated May 2, 2012
Filed Pursuant to Rule 433
Registration Statement No. 333-169824
Relating to Preliminary Prospectus Dated May 2, 2012
EVERBANK FINANCIAL CORP
FREE WRITING PROSPECTUS
This free writing prospectus is being filed (1) to advise you of the availability of a revised preliminary prospectus, dated May 2, 2012 (the “Revised Preliminary Prospectus”), included in Amendment No. 11 to the Registration Statement on Form S-1 (File No. 333-169824) of EverBank Financial Corp, as filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2012 (as so amended, the “Registration Statement”), related to the Company’s proposed offer and sale of shares of its common stock, par value $0.01 per share, (2) to provide you with a hyperlink to the current version of the Registration Statement and (3) to advise you of the revisions reflected in the Revised Preliminary Prospectus.
This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 17 of the Revised Preliminary Prospectus. Unless stated otherwise or the context otherwise requires, references to “EverBank Financial Corp,” “we,” “our,” “us” and the “Company” for all periods subsequent to the reorganization transactions described in the section of the Registration Statement entitled “Reorganization” refer to EverBank Financial Corp, a newly formed Delaware corporation, and its consolidated subsidiaries after giving effect to such reorganization transactions. For all periods prior to the completion of such reorganization transactions, these terms refer to EverBank Financial Corp, a Florida corporation, and its predecessors and their respective consolidated subsidiaries.
The Registration Statement, including the Revised Preliminary Prospectus, can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1502749/000095012312007660/z04003xisv1za.htm.
Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus or the Revised Preliminary Prospectus. Any representation to the contrary is a criminal offense.
Revised Proposed Terms of the Initial Public Offering
The following is a summary of the revised proposed terms of the offering:

Common stock offered by us	19,220,000 shares. No shares of our common stock will be offered by any selling stockholders.

Option to purchase additional shares from us	2,883,000 shares

Total shares of common stock to be outstanding immediately after this offering	113,179,343 shares (or 116,062,343 shares if the underwriters exercise their option to purchase additional shares from us in full)

Estimated initial public offering price per share	It is currently estimated that the initial public offering price per share will be between $11.00 and $12.00 per share.

Net proceeds to us	We estimate that the net proceeds to us from the sale of our common stock in this offering will be $198.2 million, at an assumed initial public offering price of $11.50 per share, the midpoint of the price range set forth above, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Our net proceeds will increase by approximately $31.0 million if the underwriters’ option to purchase additional shares is exercised in full. Each $1.00 increase (decrease) in the assumed initial public offering price of $11.50 per share would increase (decrease) the net proceeds to us of this offering by $18.0 million, or $20.7 million if the underwriters’ option is exercised in full, assuming the number of shares offered by us, as set forth above, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.
Risk Factors
We have added the following risk factor related to our status as an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended:
We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting requirements applicable to emerging growth companies, our common stock could be less attractive to investors.
          We are an “emerging growth company” within the meaning of the rules under the Securities Act. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a non-binding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional level of review of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important. Further, we are eligible to delay adoption of new or revised accounting standards applicable to public companies and we intend to take advantage of the benefits of this extended transition period. To the extent we choose to do so, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances. If we take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.
Capitalization
The information in the Registration Statement under the caption “Capitalization” has been replaced in its entirety with the following:

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011:

•	on an actual basis after giving effect to the 15-for-1 stock split of EverBank Florida’s common stock, but before giving effect to the Reorganization; and

•	on an as adjusted basis after giving effect to (1) the Reorganization, (2) the sale of 19,220,000 shares of our common stock offered by us at a purchase price equal to $11.50 per share, the midpoint of the price range set forth on the cover page of this prospectus and the receipt of estimated net proceeds therefrom of $198.2 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, payable by us, and assuming no exercise of the underwriter’s option to purchase additional shares from us, (3) conversion of Series A Preferred Stock into 2,801,160 shares of our common stock on March 1, 2012, and (4) payment of an aggregate of approximately $4.5 million to the holders of Series A Preferred Stock in connection with the conversion of Series A Preferred Stock into common stock on March 1, 2012.

You should read this information together with the consolidated historical and pro forma financial statements and the related notes thereto included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Selected Financial Information” sections of this prospectus.

	As of December 31, 2011
		As
	Actual	Adjusted
	(In thousands)

Cash and cash equivalents	$294,981	$487,589

Debt:
Other borrowings	1,257,879	1,257,879
Trust preferred securities	103,750	103,750

Total debt	1,361,629	1,361,629
Shareholders’ Equity:
Preferred stock, 1,000,000 shares authorized actual; 10,000,000 shares authorized, as adjusted:
Series A Preferred Stock, $0.01 par value; 186,744 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	2	—
Series B Preferred Stock, $0.01 par value; 136,544 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	1	—
Common stock, $0.01 par value; 150,000,000 shares authorized, 75,094,375 shares issued and outstanding, actual; 500,000,000 shares authorized, 113,179,343 shares issued and outstanding, as adjusted(1)	751	1,131
Additional paid-in capital	561,247	759,033
Retained earnings	513,413	507,858
Accumulated other comprehensive loss	(107,749)	(107,749)

Total shareholders’ equity	967,665	1,160,273

Total capitalization	$2,329,294	$2,251,902

(1)	As adjusted column includes an aggregate 18,765,804 shares of our common stock that were issued upon conversion of the Series A Preferred Stock and will be issued upon conversion of the Series B Preferred Stock.
Both columns include 5,950,046 shares of common stock held in escrow at December 31, 2011 as a result of our acquisition of Tygris. Pursuant to the terms of the Tygris acquisition agreement and related escrow agreement, we are required to review the average carrying value of the remaining Tygris portfolio annually and upon certain events, including this offering, release a number of escrowed shares to the former Tygris shareholders to the extent that the aggregate value of the escrowed shares (on a determined per share value) equals 17.5% of the average carrying value of the remaining Tygris portfolio on the date of each release (see “Business — Recent Acquisitions — Acquisition of Tygris Commercial Finance Group, Inc.”). Based on our first annual review of the average carrying value of the remaining Tygris portfolio, we released 2,808,175 escrowed shares of our common stock to the former Tygris shareholders on April 25, 2011. As of December 31, 2011, 5,950,046 shares of our common stock remain in escrow. Following the offering, based on our second annual review of the carrying value of the remaining Tygris portfolio, we will release 2,915,043 escrowed shares of our common stock to the former Tygris shareholders. We expect that another partial release of the escrowed shares to the former Tygris shareholders will occur in connection with the consummation of this offering. As the necessary valuation of the remaining Tygris portfolio for the partial release of escrowed shares triggered by this offering must be made after the consummation of this offering, the number of shares to be released from escrow cannot be determined at present.

Both columns exclude 11,507,077 shares of our common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $11.04 per share, 470,605 shares of common stock issuable upon the vesting of outstanding restricted stock units with a remaining weighted average vesting period, as of December 31, 2011, of 1.4 years and 18,574,468 additional shares of common stock reserved for issuance under our equity incentive plans.

Dilution
The information in the Registration Statement under the caption “Dilution” has been replaced in its entirety with the following:
DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Our historical net tangible book value as of December 31, 2011, after giving effect to the conversion of the Series A Preferred Stock and the Reorganization, was $944.5 million, or $10.05 per as converted common share at period end. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding.

After giving effect to the Reorganization and our sale of 19,220,000 shares of common stock at an assumed initial public offering price of $11.50 per share, the midpoint of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of December 31, 2011 would have been $1,142.6 million, or $10.10 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $0.05 per share and an immediate dilution to new investors of $1.40 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.50
Historical net tangible book value per as converted common share at December 31, 2011	$10.05
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	0.05

As adjusted net tangible book value per share after giving effect to this offering		10.10

Dilution in as adjusted net tangible book value per share to investors in this offering		$1.40

Each $1.00 increase (decrease) in the assumed public offering price of $11.50 per share would increase (decrease) our as adjusted net tangible book value by approximately $18.0 million, or approximately $0.15 per share, and the dilution per share to investors in this offering by approximately $0.85 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and offering expenses. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full in this offering at the assumed offering price of $11.50 per share, our as adjusted net tangible book value at December 31, 2011 would be $1,173.6 million, or $10.11 per share, representing an immediate increase in as adjusted net tangible book value to our existing stockholders of $0.06 per share and an immediate dilution to investors participating in this offering of $1.39 per share.

The following table summarizes as of December 31, 2011, on an as adjusted basis and after giving effect to the Reorganization, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by investors participating in this offering, based upon an assumed initial public offering price of $11.50 per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

			Total		Average
	Shares Purchased		Consideration (000’s)		Price per
	Number	Percentage	Amount	Percentage	Share

Existing stockholders	93,959,343	83.02%	$562,002	71.77%	$5.98
New investors	19,220,000	16.98%	$221,030	28.23%	11.50

Total	113,179,343	100%	$783,032	100%

The above discussion and tables do not include 12,222,787 shares of common stock issuable upon the exercise of options outstanding as of April 15, 2012 at a weighted average exercise price of $11.21 per share and 406,999 shares of common stock issuable upon the vesting of restricted stock units outstanding as of April 15, 2012.

Effective upon the completion of this offering, an additional 15,000,000 shares of our common stock will be reserved for future issuance under our equity incentive plans. To the extent that any of these options and restricted stock units are exercised, new options or restricted stock units are issued under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Principal Stockholders
The information in the Registration Statement under the caption “Principal and Selling Stockholders” has been renamed “Principal Stockholders” and replaced in its entirety with the following:
PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at April 15, 2012, after giving effect to the Reorganization, and as adjusted to reflect the sale of the shares of common stock by us in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o EverBank Financial Corp, 501 Riverside Avenue, Jacksonville, Florida 32202. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 93,959,343 shares of our common stock (including 77,994,699 shares outstanding on April 15, 2012 and an additional 15,964,644 shares of our common stock issuable upon conversion of all outstanding shares of Series B Preferred Stock upon consummation of the Reorganization), and 113,179,343 shares of common stock outstanding after the completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of April 15, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially		Shares Beneficially
	Owned Prior to		Owned After
Name and Address of	this Offering		this Offering
Beneficial Owner	Number	Percentage	Number	Percentage

Named Executive Officers and Directors:
Robert M. Clements(1)	3,671,879	3.85%	3,671,879	3.21%
W. Blake Wilson(2)	2,259,657	2.36%	2,259,657	1.97%
Steven J. Fischer	—	—	—	—
Thomas L. Wind	—	—	—	—
Gary A. Meeks(3)	1,050,930	1.12%	1,050,930	*
John S. Surface(4)	948,657	1.00%	948,657	*
Michael C. Koster(5)	794,446	*	794,446	*
Gerald S. Armstrong(6)	5,852,685	6.23%	5,852,685	5.17%
Charles E. Commander, III(7)	189,975	*	189,975	*
Joseph D. Hinkel(8)	—	—	—	—
Merrick R. Kleeman(9)	159,118	*	159,118	*
Mitchell M. Leidner(10)	3,108,010	3.31%	3,108,010	2.75%
W. Radford Lovett, II(11)	4,318,226	4.60%	4,318,226	3.82%
Robert J. Mylod, Jr.(12)	74,934	*	74,934	*
Russell B. Newton, III(13)	5,196,748	5.53%	5,196,748	4.59%
William Sanford(14)	—	—	—	—
Richard P. Schifter(15)	—	—	—	—
Alok Singh(16)	7,770,028	8.27%	7,770,028	6.87%
Scott M. Stuart(17)	12,912,230	13.74%	12,912,230	11.41%

	Shares Beneficially		Shares Beneficially
	Owned Prior to		Owned After
Name and Address of	this Offering		this Offering
Beneficial Owner	Number	Percentage	Number	Percentage

All directors and executive officers as a group (19 persons)	48,307,523	49.08%	48,307,523	41.06%
5% Stockholders:
Sageview Partners L.P.(18)	12,912,230	13.74%	12,912,230	11.41%
New Mountain Partners III, L.P.(19)	7,770,028	8.27%	7,770,028	6.87%
TPG Funds(20)	7,770,027	8.27%	7,770,027	6.87%
Arena Capital Investment Fund, L.P.(21)	5,792,685	6.17%	5,792,685	5.12%

*	Less than one percent.

(1)	Consists of: (i) 2,223,552 shares of our common stock, of which 98,327 are shares for which Mr. Clements acts as custodian on behalf of his four children; and (ii) options to purchase 1,350,000 shares of our common stock that are currently exercisable or are exercisable within 60 days of April 15, 2012. Excludes 252,559 shares of our common stock held in the Robert M. Clements 2010 Grantor Retained Annuity Trust, of which Ann H. Clements, Mr. Clements’ wife, is trustee; and 197,505 shares of our common stock held in the Robert M. Clements Children’s Trust, of which Ann H. Clements, Mr. Clements’ wife, is trustee. Mr. Clements does not have any voting or dispositive power over the shares of common stock held in either the Robert M. Clements 2010 Grantor Retained Annuity Trust or the Robert M. Clements Children’s Trust, and accordingly disclaims any beneficial ownership thereof. Ann H. Clements, Mr. Clements’ wife, owns 796,695 additional shares of our common stock in her own name and acts as custodian for 120,888 shares on behalf of three children. Ann T. Clements, Mr. Clements’ daughter, owns 40,296 additional shares of common stock in her own name. Mr. Clements does not have any voting or dispositive power over the shares of common stock held by his wife or daughter and accordingly disclaims any beneficial ownership thereof. Mr. Clements is a limited partner of Arena Capital Investment Fund, L.P., one of our 5% stockholders. Mr. Clements has no voting or dispositive power over the shares held by Arena and accordingly disclaims any beneficial ownership thereof, except to the extent of his pecuniary interest therein.

(2)	Consists of: (i) 559,647 shares of our common stock; (ii) options to purchase 1,700,010 shares of our common stock that are currently exercisable or are exercisable within 60 days of April 15, 2012. Of the 599,647 shares of our common stock: Mr. Wilson (w) owns 379,647 with his spouse, Stephanie K. Wilson, as tenants by the entirety; (x) beneficially owns 52,392 shares of our common stock as trustee of the W. Blake Wilson 2-Year Grantor Retained Annuity Trust; (y) beneficially owns 78,518 shares of our common stock as trustee of the W. Blake Wilson 5-Year Grantor Retained Annuity Trust; and (z) beneficially owns 49,090 shares of our common stock as trustee of the W. Blake Wilson 2012 2-Year Grantor Retained Annuity Trust.

(3)	Consists of: (i) 825,930 shares of our common stock held by the Gary A. Meeks Revocable Living Trust; and (ii) options to purchase 225,000 shares of our common stock that are currently exercisable or are exercisable within 60 days of April 15, 2012.

(4)	Consists of: (i) 149,880 shares of our common stock, of which 19,257 shares are owned by Surface Investment Partnership, Ltd.; (ii) options to purchase 689,520 shares of our common stock that are currently exercisable or are exercisable within 60 days of April 15, 2012; and (iii) 90,000 restricted stock units, the restrictions of which will lapse within 60 days of April 15, 2012.

(5)	Consists of: (i) 374,446 shares of our common stock; and (ii) options to purchase 420,000 shares of our common stock that are currently exercisable or are exercisable within 60 days of April 15, 2012.

(6)	Of the 5,852,685 shares of our common stock, Mr. Armstrong: (i) owns 60,000 shares of our common stock in his own name; and (ii) beneficially owns 5,792,685 shares of our common stock held by Arena Capital Investment Fund, L.P., as Managing Director of Arena Equity Partners, LLC, the general partner of Arena Capital Investment Fund, L.P. The address for Mr. Armstrong is c/o Arena Capital Investment Fund, L.P., 133 East 80 Street, New York, NY 10075.

(7)	Consists of 189,975 shares of our common stock held by C.E. Commander IRA. The address for Mr. Commander is 3839 Ortega Boulevard, Jacksonville, FL 32210.

(8)	The address for Mr. Hinkel is 919 Chestnut Avenue, Wilmette, IL 60091.

(9)	The address for Mr. Kleeman is c/o Wheelock Street Capital, 52 Mason St., Greenwich, CT 06830.

(10)	Mr. Leidner is a Senior Principal at Aquiline Capital Partners LLC or Aquiline. Aquiline owns 3,108,010 shares of our common stock, of which 1,995,066 shares of our common stock are held by Aquiline Financial Services Fund L.P. and 1,112,944 shares of our common stock are held by Aquiline Financial Services Fund (Offshore) L.P. The address for Mr. Leidner is c/o Aquiline Capital Partners LLC, 535 Madison Avenue, New York, NY 10022.

(11)	SeaQuest Capital owns 2,378,130 shares of our common stock. Mr. Lovett is Administrative Partner of SeaQuest Capital and is co-trustee with Katharine L. Loeb, Philip H. Lovett and Lauren L. Fant of the Radford D. Lovett Irrevocable GST Trust, which is the general partner and owner of 100% of the partnership interests in SeaQuest Capital. Lovett Miller Venture Fund II, Limited Partnership owns 1,097,550 shares of our common stock. Mr. Lovett and Scott Miller are managing directors of Lovett Miller Venture Partners II, LLC, the general partner of Lovett Miller Venture Fund II, Limited Partnership. Lovett Miller Venture Fund III, Limited Partnership owns 810,450 shares of our common stock. Messrs. Lovett and Miller are managing directors of Lovett Miller Venture Partners III, LLC, the general partner of Lovett Miller Venture Fund III, Limited Partnership. Lovett Miller & Co. Incorporated Profit Sharing Plan, FBO William Radford Lovett II, owns 32,096 shares of our common stock. The address for Mr. Lovett is c/o Lovett Miller & Co., One Independent Dr., Suite 1600, Jacksonville, FL 32202.

(12)	Mr. Mylod is a limited partner of Arena Capital Investment Fund, L.P., one of our 5% stockholders. Mr. Mylod has no voting or dispositive power over the shares held by Arena and accordingly disclaims any beneficial ownership thereof, except to the extent of his pecuniary interest therein.

(13)	The 1995 Newton Family Limited Partnership, LLLP owns 3,794,235 shares of our common stock. Mr. Newton is the sole manager of Newton O5, LLC, the general partner of the Newton Family Limited Partnership, LLLP. Timucuan Fund, L.P. owns 641,928 shares of our common stock. Mr. Newton is the controlling partner of Timucuan Fund Management, L.P., the general partner of Timucuan Fund, L.P. R2 Partners owns 387,430 shares of our common stock. Mr. Newton is one of two general partners of R2 Partners and owns 50% of the partnership units of R2 Partners. DV Properties, Inc. owns 373,155 shares of our common stock. Mr. Newton is Director and President of DV Properties, Inc. The address for Mr. Newton is c/o Timucuan Asset Management Inc., 200 West Forsyth St., Suite 1600, Jacksonville, FL 32202.

(14)	The address for Mr. Sanford is c/o Fairway Market, 2284 12th Avenue, New York, NY 10024.

(15)	Mr. Schifter is a Partner at TPG Capital, L.P., which is an affiliate of the TPG Funds. Mr. Schifter does not have voting or dispositive power over the shares held by the TPG Funds and accordingly disclaims beneficial ownership thereof, except to the extent of his pecuniary interest therein. The address for Mr. Schifter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(16)	Mr. Singh is a Managing Director of New Mountain Capital, which is an affiliate of New Mountain Partners III, L.P. Mr. Singh disclaims beneficial ownership over the shares held by New Mountain Partners III, L.P., except to the extent of his pecuniary interest therein. The address for Mr. Singh is c/o New Mountain Capital, 787 Seventh Avenue, 49th Floor, New York, NY 10019.

(17)	Consists of shares of common stock held by Sageview Partners L.P. Mr. Stuart is a Co-President of Sageview Capital MGP, LLC, which ultimately controls the general partner of Sageview Partners L.P. Mr. Stuart shares voting and dispositive power over the securities held by Sageview Partners L.P., however, he disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein. The address for Mr. Stuart is c/o Sageview Capital LP, 55 Railroad Avenue, Greenwich. CT 06830.

(18)	Sageview Capital Master, L.P. (“Sageview Master”), Sageview Capital Partners (A), L.P. (“Sageview A”), Sageview Capital Partners (B), L.P. (“Sageview B”), Sageview Partners (C) (Master), L.P. (“Sageview C”) are the sole shareholders of Sageview Partners L.P. Sageview A, Sageview B and Sageview C are the sole shareholders of Sageview Master. Sageview Capital GenPar, Ltd. (“Sageview Ltd”) is the sole general partner of each of Sageview A, Sageview B and Sageview C. Sageview Capital GenPar, L.P. (“Sageview GenPar”) is the sole shareholder of Sageview Ltd. Sageview Capital MGP, LLC is the sole general partner of Sageview GenPar. Edward A. Gilhuly and Scott M. Stuart, one of our directors, are managing and controlling persons of Sageview Capital MGP, LLC. The address for Mr. Gilhuly is c/o Sageview Capital LP, 245 Lytton Avenue, Suite 250, Palo Alto, CA 94301. The address for Mr. Stuart is c/o Sageview Capital LP, 55 Railroad Avenue, Greenwich. CT 06830.

(19)	The general partner of New Mountain Partners III, L.P. is New Mountain Investments III, L.L.C., and the manager of New Mountain Partners III, L.P. is New Mountain Capital, L.L.C. Steven Klinsky is the managing member of New Mountain Investments III, LLC. Alok Singh, a member of our Board of Directors, is a member of New Mountain Investments III, L.L.C. New Mountain Investments III, L.L.C. has decision-making power over the disposition and voting of shares of portfolio investments of New Mountain Partners III, L.P. New Mountain Capital, L.L.C. also has voting power over the shares of portfolio investments of New Mountain Partners III, L.P. in its role as the investment advisor. New Mountain Capital, LLC is a wholly owned subsidiary of New Mountain Capital Group, LLC. New Mountain Capital Group, LLC is 100% owned by Mr. Klinsky. Since New Mountain Investments III, L.L.C. has decision-making power over New Mountain Partners III, L.P., Mr. Klinsky may be deemed to beneficially own the shares that New Mountain Partners III, L.P. holds of record or may be deemed to beneficially own. Mr. Klinsky, Mr. Singh, New Mountain Investments III, L.L.C. and New Mountain Capital, L.L.C. disclaim beneficial ownership over the shares held by New Mountain Partners III, L.P., except to the extent of their pecuniary interest therein. The address for New Mountain Partners III, L.P. is 787 Seventh Avenue, 49th Floor, New York, NY 10019.

(20)	Includes: (i) 6,192,503 shares of common stock held by TPG Partners VI, L.P. (“TPG Partners VI”), a Delaware limited partnership, whose general partner is TPG GenPar VI, L.P., a Delaware limited partnership, whose general partner is TPG GenPar VI Advisors, LLC, a Delaware limited liability company; (ii) 1,554,006 shares of common stock held by TPG Tortoise AIV, L.P. (“TPG Tortoise”), a Delaware limited partnership, whose general partner is TPG Tortoise GenPar, L.P., a Delaware limited partnership, whose general partner is TPG Tortoise GenPar Advisors, LLC, a Delaware limited liability company; and (iii) 23,518 shares of common stock held by TPG FOF VI SPV, L.P. (“TPG FOF VI SPV” and, together with TPG Partners VI and TPG Tortoise, the “TPG Funds”), a Delaware limited partnership, whose general partner is TPG Advisors VI, Inc. The sole member of each of TPG GenPar VI Advisors, LLC and TPG Tortoise GenPar Advisors, LLC is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc. David Bonderman and James G. Coulter are directors, officers and sole shareholders of TPG Group Holdings (SBS) Advisors, Inc. and TPG Advisors VI, Inc. and may therefore be deemed to be the beneficial owners of the common stock held by TPG Partners VI, TPG Tortoise and TPG FOF VI SPV. The address of TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc. and Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(21)	Rupinder S. Sidhu, a former director of EverBank Florida who will not be serving as a director of EverBank Delaware, and Gerald S. Armstrong, one of our directors, are Managing Directors of Arena Equity Partners, LLC, the general partner of Arena Capital Investment Fund, L.P. The address for Arena Capital Investment Fund, L.P. is c/o George S. Armstrong, 133 East 80 Street, New York, NY 10075.
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